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ANNUAL AUDITED REPORT
SEC
Mail Processing
Section

FEB 29 2008

Washington

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52567



08028977

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

iQ Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Ave.
 (No. and Street)

New York   NY   10022
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Pollowitz   (212) 758-2460
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
 (Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   NEW YORK   NY   10016
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Greg Pollowitz, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>iQ Ventures, Inc., (Company)</u>, as of <u>December 31, 2007</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bineeta Singh
BINEETA SINGH, NOTARY PUBLIC
State of New York, NO. 01SI6051108
Qualified in New York County
Commission Expires November 20, 20 _I_ D

Greg Pollowitz, President

Sworn and subscribed to before me this _12th_ day of _february_, 20 _08_.

This report contains (check all applicable boxes):   **Page**

		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10



183 Madison Avenue	4920 York Road, Suite 2EE1	
Suite 204	P.O. Box 179	
New York, NY 10016	Buckingham, PA 18912	E-mail:
T:1.212.448.0010	T:1.215.794.9444	fvbcpa@yahoo.com
F:1.212.448.0053	F:1.215.794.9445	www.getcpa.com

Certified Public Accountants, PLLC

Report of Independent Certified Public Accountants

To the Shareholders and Board of Directors
iQ Ventures, Inc.

We have audited the accompanying balance sheet of iQ Ventures, Inc., as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iQ Ventures, Inc. at December 31, 2007, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had only modest revenues and has no substantial assets. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T CPAs' PLLC

New York, NY
February 12, 2008

1

iQ Ventures, Inc.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$	22,012
Demand loan - officer		115,000
Total Assets	$	137,012

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,000
Stockholder's Equity:		
Common stock - no par value,		
200 shares authorized, issued and outstanding		1,000
Additional paid-in capital		137,396
Accumulated (deficit)		(3,384)
Total Stockholder's Equity		135,012
Total Liabilities and Stockholder's Equity	$	137,012

iQ Ventures, Inc.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	38,282
Consulting fees		24,985
Referral fees		105,836
Other income		35,000
Total Revenues		204,103
Costs and Expenses:		
Consulting fees		101,781
Rent		60,000
Commissions		37,000
Telephone		7,848
Professional fees		6,000
License and registration fees		3,982
Insurance		462
Office supplies and expense		282
Taxes		600
Total Costs and Expenses		217,955
Net loss	$	(13,852)

See Independent Accountants' Report and Accompanying Notes

3

iQ Ventures, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net (loss)	$	(13,852)
Adjustment to reconcile net loss to		
net cash provided by operating activities:		
(Decrease) in accounts payable and accrued expenses		(4,075)
Net Cash (Used) By Operating Activities		(17,927)
Cash Flows From Investing Activities:		
Loan to officer		(15,000)
Net Cash (Used) By Investing Activities		(15,000)
Cash Flows From Financing Activities:		
Capital contributions		15,000
Net Cash Provided By Financing Activities		15,000
Net (Decrease) In Cash		(17,927)
Cash Balance, Beginning of Period		39,939
Cash Balance, End of Year	$	22,012

iQ Ventures, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Shares of Common Stock	Common Stock	Additional paid-in capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2007	200	$ 1,000	$ 122,396	$ 10,468	$ 133,864
Shareholder contribution			15,000		15,000
Net (loss) for the year				(13,852)	(13,852)
Balances, December 31, 2007	200	$ 1,000	$ 137,396	$ (3,384)	$ 135,012

iQ Ventures, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. **ORGANIZATION AND NATURE OF BUSINESS**

iQ Ventures, Inc. (Company) was incorporated in New York on March 17, 2000 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of iQ Venture Partners, Inc. (Parent).

The Company has a December 31 year-end.

The Company is engaged in the business of providing business and financial consulting, referral and private placements transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). At December 31, 2007, the company did not have any customers and was not acting as an introducing broker. The Company is not required to have any arrangement with a clearing broker.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2007, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated tax return filed by its parent. Federal taxes, if any, are calculated as if the Company filed on a separate return basis.

3. **RELATED PARTY TRANSACTIONS**

During the year, the Company advanced $15,000 to an officer. The amounts are repayable on demand, without interest. The total amount advanced to the officer is $115,000 at December 31, 2007.

The Company entered into an expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company primarily all of the overhead and

6

administrative expenses. An amount of $67,848, representing rent ($60,000) and telephone expenses ($7,848), was paid to the Parent.

The Company paid $101,781 in 2007 to the Parent for consulting fees.

4.   NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $20,012, which was $15,012 in excess of the amount required.

5.   GOING CONCERN

The Company has had only modest revenues and has no substantial assets.

Although the Company intends to implement its business plan slowly over time, the capital resources that are needed to accomplish its plan are significant and from inception have been provided by the Parent. The Parent is expected to continue to fund its own and the Company's needs by raising capital from outside sources

There can be no assurance that the Parent will be successful in raising capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise substantial doubt about its ability to continue as a going concern.

iQ Ventures, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:

Total stockholder's equity $ 135,012

Deductions and/or charges:
  Non-allowable assets:
    Demand loan - officer   115,000

Net capital before haircuts on securities positions   20,012

Haircuts on securities positions   -

Undue concentration   -

Net Capital $ 20,012

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 2,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 133

  Minimum net capital required $ 5,000

Excess net capital $ 15,012

Excess net capital at 1,000% $ 19,812

Percentage of aggregate indebtedness to net capital is   10%

The above computation agrees with the December 31, 2007 computation of net capital
filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1
Suite 204	P.O. Box 179
New York, NY 10016	Buckingham, PA 18912
T:1.212.448.0010	T:1.215.794.9444
F:1.212.448.0053	F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
iQ Ventures, Inc.

In planning and performing our audit of the financial statements and supplementary information of iQ Ventures, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPAS PLLC

New York, NY
February 12, 2008

END